Exhibit 99.1

Appendix 4C – Q1 FY25 Quarterly Cash Flow Report

Highlights

●	Topline data for ATH434-201 randomized, double-blind Phase 2 clinical trial on track for release in January 2025

●	Positive interim data reported from ATH434-202 Phase 2 clinical trial showing the potential for ATH434 to modify disease progression in Multiple System Atrophy

●	Multiple data presentations at the International Congress of Parkinson’s Disease and Movement Disorders® (MDS)

●	Appointed Abby Macnish Niven as Chief Financial Officer

●	Cash balance on 30 September 2024 of A$9.28m

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 31 October 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 September 2024 (Q1 FY25).

“We are excited about what this fiscal year has to offer as we started by reporting promising data from our Phase 2 clinical trial in participants with advanced multiple system atrophy (MSA),” said, David Stamler, M.D., Chief Executive Officer of Alterity. “The interim results from the ATH434-202 study suggest that ATH434 has potential to modify disease progression. Importantly, the stabilization of iron content in certain brain regions, combined with key biomarker data, indicates that ATH434 may slow neurodegeneration by modulating brain iron levels and reducing oxidative injury. These early data are an exciting indicator of what we might expect to see from our ATH434-201 trial in MSA patients with early-stage disease that is expected to read out in January 2025.”

“Last month, we delivered multiple presentations at the International Congress of Parkinson’s Disease and Movement Disorders® (MDS), a prominent neurology meeting. At this event, we presented clinical and preclinical data demonstrating the potential of ATH434 in a variety of neurological conditions including early-stage MSA, advanced MSA, and Parkinson’s disease. We look forward to presenting additional data at medical meetings, and the topline results from both our ATH434-201 and ATH434-202 trials in calendar year 2025,” added, Dr. Stamler.

Alterity’s cash position on 30 September 2024 was A$9.28 with operating cash outflows for the quarter of A$3.31M.

In accordance with ASX Listing Rule 4.7C, payments of A$94k made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Activities

ATH434–202: Open-label, Biomarker Phase 2 Clinical Trial in Advanced MSA

On 17 July 2024, Alterity reported positive interim data from the ATH434-202 trial in participants with advanced MSA. The data were also presented in September 2024 as both a late-breaking oral presentation and poster session by Daniel O. Claassen, M.D., M.S., Professor of Neurology, Vanderbilt University Medical Center at the International Congress of Parkinson’s Disease and Movement Disorders® (MDS). The early outcomes reported from the interim analysis suggest that ATH434 has potential to modify disease progression.

The interim analysis included clinical and biomarker data on 7 participants treated with ATH434 for 6 months and neuroimaging data on 3 participants who were treated for 12 months. ATH434 was well tolerated with no drug-related serious adverse events, and most adverse events were mild to moderate, showing a favorable safety profile.

The data suggest that ATH434 may have a disease-modifying effect in MSA, as 30% of participants had stable or improved clinical outcomes (clinical responders). The average change in Unified MSA Rating Scale Part I (UMSARS I) scores over 6 months was smaller than observed in a historical group of untreated MSA patients, suggesting reduced disability on activities of daily living.

At 6 months all participants exhibited brain volume declines consistent with MSA progression; however, the clinical responders maintained stable brain volumes at 12 months. Importantly, the clinical responders on average showed stability in iron levels on MRI in the substantia nigra, putamen and globus pallidus, as well as stable levels of Neurofilament light chain (NfL), a marker of axonal injury, when compared to participants who declined. The stabilization of iron content in these subcortical brain regions, combined with NfL biomarker data, indicates that ATH434 may slow neurodegeneration by modulating brain iron levels and reducing oxidative injury.

The trial remains ongoing with Topline 12-month results expected in the first half of calendar year 2025.

ATH434–201: Randomized, Double-Blind Phase 2 Clinical Trial in Early-State MSA

In September 2024, Dr. Stamler delivered an Oral Platform presentation and poster session at MDS, entitled, “A Phase 2 Study of ATH434, a Novel Inhibitor of α-Synuclein Aggregation, for the Treatment of Multiple System Atrophy”. The oral presentation and poster described the baseline characteristics for the 77 participants from Alterity’s ATH434-201 randomized, double-blind Phase 2 clinical trial, with a focus on baseline fluid biomarkers, neuroimaging and clinical data. The participants met strict selection criteria designed to confirm they had early-stage (clinically probable) MSA.

The presentation further demonstrated that increased iron levels were evident in multiple subcortical brain regions, with increases being observed in the substantia nigra in nearly all subjects, and that ATH434 has potential to slow neurodegeneration based on its ability to redistribute this excess brain iron. Data were also presented indicating that plasma levels of neurofilament light chain, a marker of neuronal injury, were correlated with disease severity at baseline.

The trial remains on track to complete in November 2024. The data from the trial will then be analyzed and the Company expects to report topline results in January 2025.

bioMUSE Natural History Study

The Company’s “Biomarkers of progression in Multiple System Atrophy” (bioMUSE) natural history study continues to produce promising data to track the progression of individuals with MSA and characterize MSA in terms of various biomarkers. At the MDS meeting in September 2024, a poster featuring bioMUSE data was presented entitled, “Association Between Clinical Progression in Multiple System Atrophy and Brain Volume Changes Evaluated via Deep Learning Segmentation”. The poster described the novel MRI imaging techniques and deep learning segmentation that were used to assess brain volume in MSA brain regions of interest (ROI) in bioMUSE participants. Structural MRI plays a critical role in both diagnosing MSA and monitoring disease progression. Subcortical brain volume shows potential as a biomarker for evaluating disease-modifying therapies.

Over the course of one year, MRI with deep-learning segmentation revealed significant brain volume reduction in MSA ROIs whereas Parkinson’s disease patients showed no significant brain volume changes. In contrast, the MSA patients exhibited significant volume reductions in the cerebellum, globus pallidus, and brainstem. In addition, patients with the parkinsonian variant of MSA showed significant volume loss in the putamen. The results illustrate the correlation between the brain volume reduction and worsening clinical scores, as measured by the UMSARS, providing the basis for subcortical brain volume as a potential biomarker in treatment studies.

ATH434 for the Treatment of Parkinson’s Disease

In September 2024, a poster was presented at MDS entitled, “Effects of ATH434, a Clinical-Phase Small Molecule with Moderate Affinity for Iron, in Hemiparkinsonian Macaques”. The presentation demonstrated that ATH434 treatment led to lower iron levels in the affected area of the brain, the substantia nigra, and improved motor performance and general function in monkeys with experimentally induced Parkinson’s disease.

At week 12, all 5 ATH434-treated macaques had stable or improving scores from Baseline while two of three vehicle-treated macaques did not demonstrate improvement. The improved general behavior was well-correlated with reduced motor impairment. These favorable parkinsonian outcomes observed in each of the ATH434-treated monkeys were also associated with increased levels of striatal synaptophysin, a protein marker that reflects functional connections between neurons, suggesting functional recovery of nerve endings in this critical motor pathway. These results support further investigation of ATH434 for the treatment of Parkinson’s disease.

Corporate Activities

On September 30, 2024, Alterity announced Abby Macnish Niven as the Company’s Chief Financial Officer. Ms Macnish Niven consults for a range of listed and unlisted companies in governance, finance and corporate structure. She holds Bachelor of Commerce and Bachelor of Science degrees from University of Western Australia and is a Chartered Finance Analyst.

During the quarter, management participated in multiple investor activities including a webinar hosted by MST Financial, and a presentation hosted by ShareCafe.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda
remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2024

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(1,994)	(1,994)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(88)	(88)
	(d) leased assets	-	-
	(e) staff costs	(789)	(789)
	(f) administration and corporate costs	(507)	(507)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	74	74
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(3,305)	(3,305)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(31)	(31)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(40)	(40)
3.10	Net cash from / (used in) financing activities	(71)	(71)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	12,639	12,639
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,305)	(3,305)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(71)	(71)
4.5	Effect of movement in exchange rates on cash held	20	20
4.6	Cash and cash equivalents at end of period	9,283	9,283

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	9,283	12,639
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	9,283	12,639

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	94
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

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Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,305)
8.2	Cash and cash equivalents at quarter end (item 4.6)	9,283
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	9,283

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	2.8

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer:	N/A

	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer:	N/A

	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer:	N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	31 October 2024

Authorised by:	David Stamler, CEO
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

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